                                  EXHIBIT 2

                     TRANSACTIONS IN THE SHARES EFFECTED BY
                      MR. GOLDBERG IN THE PAST SIXTY DAYS*

              Number of Shares      Price
                Purchased or         Per         Where/How
Trade Date        (Sold)            Share        Effected
May 9, 1995   Purchased 25,000     $ 3.50      American Stock Exchange

May 23, 1995  Purchased 9,000      $ 3.375     American Stock Exchange

May 23, 1995  Purchased 11,800     $ 3.375     American Stock Exchange

Total Purchased:   45,800 Shares



* These transactions were effected by the Profit Sharing Plan. There were no transactions in the Shares in the past sixty days effected by Mr. Goldberg, Mr. Goldberg's wife or either of Mr. Goldberg's daughters.